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                             February 25, 2021

       Mark Manfredi, Ph.D.
       President and Chief Executive Officer
       Ikena Oncology, Inc.
       50 Northern Avenue
       Boston, MA 02210

                                                        Re: Ikena Oncology,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
11, 2021
                                                            CIK No. 0001835579

       Dear Dr. Manfredi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to the Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your revised disclosure in response to comment 1 in our letter dated February 6,
                                                        2021. To provide
context for your product pipeline table and the corresponding discussion of your
programs, please revise your prospectus summary to disclose that developing your product
candidates will require Phase 1, 2 and 3 clinical trials that will take years to complete.
 Mark Manfredi, Ph.D.
Ikena Oncology, Inc.
February 25, 2021
Page 2

       You may contact Tracie Mariner at 202-551-3744 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,
FirstName LastNameMark Manfredi, Ph.D.
                                                        Division of Corporation
Finance
Comapany NameIkena Oncology, Inc.
                                                        Office of Life Sciences
February 25, 2021 Page 2
cc:       William D. Collins
FirstName LastName